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                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097



On April 24, 2003, ScanSoft, Inc. posted the following Frequently Asked Questions on its website.



                            SCANSOFT AND SPEECHWORKS
                           FREQUENTLY ASKED QUESTIONS



1.   WHAT WAS ANNOUNCED TODAY?
ScanSoft and SpeechWorks announced a definitive agreement to merge the companies, whereby ScanSoft will purchase all outstanding SpeechWorks common stock. This transaction brings together the broadest set of speech technologies, products and professional services in a diversified organization that is able to support partners and customers on a global scale more effectively and efficiently.

2.   WHAT ARE THE TERMS OF THE TRANSACTION?
As consideration for the transaction, ScanSoft will issue approximately 32.6 million shares of its common stock to SpeechWorks shareholders who will receive
0.860 shares of ScanSoft common stock for each share of SpeechWorks stock that they own. The transaction is valued at approximately $132 million, net of SpeechWorks' cash balance of $49 million as of December 31, 2002 and based on the closing price of ScanSoft common stock on April 23, 2003 of $5.56 per share. Based on the average closing price for the companies' shares during the last 30 days, the premium paid is approximately 63 percent.

3.   WHAT IS THE RATIONALE BEHIND THIS AGREEMENT?
The combination of ScanSoft and SpeechWorks brings together the broadest portfolio of speech technologies, applications and professional services that will enable the combined organization to offer complete solutions to its partners and customers around the world more effectively and efficiently. Through its broad range of global channels and professional services organizations, the combined organization is poised to deliver repeatable speech applications today and leverage its innovative and patented technology to deliver next-generation speech interfaces and solutions for emerging market opportunities. In addition, through its combined financial strengths and operational discipline, the company will provide the industry with a stable and reliable supplier of standards-based speech technologies and applications on a global scale.

4.   WHEN IS THIS TRANSACTION EXPECTED TO CLOSE?
Pending regulatory and shareholder approvals, ScanSoft expects the transaction to close by August 1, 2003.

5.   WHAT REGULATORY AND SHAREHOLDER APPROVALS ARE NECESSARY?
This transaction has been unanimously approved by both Boards of Directors and is subject to the approval of ScanSoft and SpeechWorks shareholders and various closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The special meetings of shareholders will be announced at a later date.





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6.   HOW DOES THIS TRANSACTION AFFECT THE COMBINED COMPANY'S FINANCIAL
     PROJECTIONS?
The transaction is expected to generate cost synergies of approximately $27 million through anticipated headcount reductions in each of the company's major operating functions of each company, office site consolidations, and reductions in marketing and administrative expenses. As a result of these synergies, most of which will be realized at closing, ScanSoft expects the transaction to be neutral to earnings, before amortization of acquisition-related intangibles, for the first full quarter; approximately five percent accretive to earnings for the first full year; and approximately 10 percent accretive to earnings for the full year 2004. In 2004, ScanSoft expects combined revenue to exceed $200 million, including more than $125 million in speech-related revenue, and earnings per share of $0.42 to $0.43, before amortization of acquisition-related intangibles.

7. HOW DOES THIS TRANSACTION AFFECT THE COMPANIES' RESPECTIVE Q1 EARNINGS ANNOUNCEMENTS?
Q1 earnings for both companies will proceed as planned. This transaction will not have any immediate impact until closing in mid Q3 2003. ScanSoft is scheduled to report Q1 earnings on May 6 and SpeechWorks is scheduled for April 28.

8.   WHO WILL BE ON THE MANAGEMENT TEAM FOR THE COMBINED ORGANIZATION?
Paul Ricci will remain chairman and CEO of ScanSoft. Upon the close of the transaction, Stuart Patterson will become president of ScanSoft. Additional members of the SpeechWorks senior management team will join the senior management of the combined company. Additional information about organizational structure and other senior management roles will be made available in the coming weeks.

9.   WILL THERE BE A REDUCTION IN WORKFORCE AS PART OF THE INTEGRATION?
This transaction is expected to generate cost synergies of approximately $27 million through anticipated headcount reductions in each of the combined company's major operating functions. From an initial view of the business, reductions are expected to include at least 130 people.

10. HOW WILL THE EMPLOYEES AND OFFICES BE MERGED? WILL HEADQUARTERS REMAIN IN PEABODY, MASS.? WILL SOME OFFICES BE CLOSED?
An integration team will begin work immediately to assess business requirements and make recommendations about staffing and offices. The company will be headquartered in Peabody, Massachusetts, and will maintain a number of offices throughout North America, Europe and Asia, including a significant presence in the Boston area. As part of the integration and anticipated headcount reduction, the company does expect to close some offices but specific decisions have not yet been made.

11.  DOES SCANSOFT PLAN TO CHANGE ITS NAME?
There are no current plans to change the name of the company. However, the company recognizes the value of and equity in the SpeechWorks brand and intends to preserve it.

12.  HOW WILL THE INTEGRATION BE MANAGED?
The integration will be managed through an integration team that will include executives and employees from both companies in a variety of operational areas. In the coming weeks, the company will provide additional details on organizational structure and several additional management positions. The company expects that specific transitions will begin to take place upon the closing of the transaction.


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13.  HOW WILL THE ORGANIZATION MINIMIZE DISRUPTIONS ACROSS THE BUSINESS?
Senior management from both companies will work closely with staff to make sure that communications are clear and that disruption from the transaction is minimized. The respective companies will work closely with customers and partners to ensure that their needs are met through this integration period and beyond.

14. IS SCANSOFT READY TO ABSORB AND INTEGRATE YET ANOTHER LARGE ORGANIZATION? ScanSoft has demonstrated that it has the requisite financial controls and the ability to integrate businesses, and expects to repeat its success in this transaction. ScanSoft is nearing the completion of the Philips acquisition and is achieving its benchmarks ahead of schedule. With the help of the integration team, the company expects a smooth and timely integration of the two companies.

15.  WHAT IS THE STRATEGIC VISION OF THE COMBINED COMPANY?
Combined, the companies' technologies and market leadership can expand addressable opportunities in automotive, telecommunications, consumer, telematics and mobile markets. Each organization brings strengths through their respective businesses that complement each other's offerings and go-to-market strategies. These complementary offerings will enable the combined organization to better serve a broader market opportunity by pursuing segments that previously had barriers to entry for the individual organizations.

16.  HAS SCANSOFT SHIFTED FOCUS AWAY FROM IMAGING?
No. This is a decisive, strategic move for the company and meets its objective of expanding its penetration both geographically and in new markets. The company continues to introduce new, innovative imaging products and capture additional market share worldwide through its solutions.

17.  WILL THE COMBINED ORGANIZATION CONTINUE TO LOOK FOR M&A OPPORTUNITIES?
As part of the company's strategy, ScanSoft will continue to evaluate any options that will drive the company forward by providing operational and strategic synergies or offering significant revenue growth opportunities, and thereby increasing shareholder value. Any consideration must be consistent with ScanSoft's acquisition criteria: acquiring leading technologies and channels; preserving core management, sales and engineering staff; ensuring the transaction can be accretive for the first full year; paying back the face value of the transaction in cash within the first five years; and providing a cultural fit between organizations.

18.  HOW WILL THIS TRANSACTION BENEFIT CUSTOMERS?
ScanSoft and SpeechWorks are two of the leading suppliers of speech technologies, spanning a number of areas including dictation, text-to-speech, network-based speech recognition, speaker verification and embedded/mobile markets and related professional services. By joining forces, customers can expect the combined organization to offer the broadest array of speech technologies available on a global scale to provide more complete solutions to customers and partners more effectively and efficiently. ScanSoft and SpeechWorks are working in tandem to ensure that customers will have as seamless a transition as possible.


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19.  IS THE COMPANY SHIFTING TO A DIRECT SALES STRATEGY?
The company is committed to maintaining a broad channel strategy to deliver its solutions and will leverage the strengths of the respective global channel networks to expand its worldwide reach. To augment this core strategy, ScanSoft will be evaluating all options that make operational and financial sense to continue to drive revenue for the combined company.

20. WILL THE COMPANY CONTINUE TO SUPPLY THE SCANSOFT AND SPEECHWORKS PRODUCTS? Both companies offer many exceptional products. The combined organization expects to offer the most comprehensive product portfolio in the industry while maintaining the integrity of both companies' product lines. It will continue to offer the products that best meet the needs of its customers.

21. WHAT PRODUCT INTEGRATION WILL HAPPEN AND WHEN WILL DETAILS BE AVAILABLE? ScanSoft believes that its broad, combined product portfolio enables it to serve a larger market opportunity and more easily address customer requirements. The integration team will be evaluating the combined organization's product portfolio and over time will utilize techniques and technologies from each company to improve the performance of its products. ScanSoft cannot disclose any detailed product integration plans until after the transaction is closed.

22.  TO WHAT EXTENT WILL CURRENT PRODUCTS BE SUPPORTED?
In recognition of the global success of SpeechWorks and ScanSoft's current automated speech recognition (ASR), text-to-speech and speaker verification product suites, both companies' products will continue to be available and supported for existing and new customers. In the future, the company plans to integrate its offerings and provide seamless API interfaces based on industry standards such as VoiceXML and SALT to facilitate product and application updates.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
ScanSoft intends to file a registration statement on Form S-4 in connection with the transaction, and ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 15, 2002. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.


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SAFE HARBOR STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the ScanSoft/SpeechWorks transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed transaction, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that ScanSoft and SpeechWorks are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in ScanSoft's and SpeechWorks' Securities and Exchange Commission reports (including but not limited to ScanSoft's annual report on Form 10-K for the year ended December 31, 2002, SpeechWorks' annual report on Form 10-K for the fiscal year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, ScanSoft's results could differ materially from ScanSoft's expectations in these statements. ScanSoft assumes no obligation and does not intend to update these forward-looking statements.